PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2005

Revenues Increase 47% YOY -- 4th Consecutive Quarter of Substantial YOY Growth

New York, NY, and Ra’anana, Israel, November 28, 2005 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced unaudited financial results for the third quarter ended September 30, 2005.

Financial Results

Revenues for the third quarter of 2005 increased by 47% to $2,069,000 compared to $1,407,000 in the third quarter of 2004, marking the Company’s fourth consecutive quarter of substantial YOY quarterly revenue growth. Net loss for the period according to U.S. GAAP was ($850,000), or ($0.05) per diluted share, compared to ($663,000), or ($0.04) per diluted share, for the third quarter of 2004. The higher loss resulted primarily from $129,000 in litigation settlement expenses incurred by the Company. Excluding these expenses, the Company’s non-U.S. GAAP net loss for the third quarter of 2005 was ($721,000), or ($0.04) per diluted share.

Revenues for the first nine months of 2005 increased by 76% to $6,857,000 compared with $3,891,000 for the first nine months of 2004. Net loss for the period according to U.S. GAAP was ($2,985,000), or ($0.16) per diluted share, compared to ($2,323,000), or ($0.17) per diluted share, for the first nine months of 2004. Excluding the aforementioned expenses and an additional $496,000 in one-time expenses related to cost-cutting measures implemented by the Company in Q2 2005, the Company’s non-U.S. GAAP net loss for the first nine months of 2005 was ($2,360,000), or ($0.13) per diluted share.

Use of Non-GAAP Financial Measures

The Company’s third quarter results include non-recurring expenses totaling $625,000 associated with cost-cutting measures and litigation settlement expenses. To facilitate more meaningful analysis of the Company’s results, two Consolidated Statements of Operations have been provided with this press release: one prepared in accordance with generally accepted accounting principles in the United States (GAAP) that includes the effect of the non-recurring expenses of $625,000 related to cost-cutting measures and litigation settlement, and a second Pro-Forma, non-GAAP Condensed Consolidated Statements of Operations that excludes the effect of these expenses on all reported periods. Non-GAAP financial results are provided for informational purposes only and are not intended as a substitute for GAAP financial results.

Primary Business Developments

•
National Registry/e-ID: During the quarter, Supercom continued to benefit from growing global demand for National Registry and e-ID solutions as reflected by continued strength in the Company’s backlog of government orders as well as its selection as a top contender for several African and European government contracts.

•
Cashless payment: During the quarter, Supercom’s pioneering Vend-EZ™ contactless smart card-based cashless purchasing solution was approved by one of the world’s largest consumer products companies for use in its vending machines located throughout the U.S. The groundbreaking approval, which followed an 18-month qualification period, positions Supercom to begin aggressive marketing targeting the U.S. vending market.

•
Homeland Security: Leveraging its success in the Columbus project, the Company conducted a number of DSMS (Disaster Site Management System) “First Responder” pilot projects during the quarter, and expects them to lead to additional orders in Q1 2006 and beyond. The Smart DSMS is the industry’s first disaster management system to meet the requirements of Homeland Security Presidential Directives (HSPD) 5 and 8 for management of domestic incidents and national preparedness.

•
E-living: During the quarter, the Company carried out additional customization projects of the Company’s e-Living Contactless Smart Card System, including its integration into the CRM (Customer Relationship Management) membership/loyalty solution of a Hong Kong-based distributor of health products throughout the Asia/Pacific region.

•
Cost Reduction Plan: During the quarter, the Company completed its implementation of a comprehensive cost reduction plan, as reflected in a somewhat lower level of expenses for the quarter as compared with the second quarter of 2005. The Company expects its results of the fourth quarter to reflect the full benefit of the program.

Comments of Management

Commenting on the results, Mr. Avi Schechter, CEO of SuperCom, said, “We are pleased to deliver our fourth consecutive quarter of strong year-over-year revenue growth, reflecting the continued strength of our long-term e-ID and National Registry business, revenues for which have reached a record $6.86 million since the beginning of 2005.

“We are also encouraged by the growing acceptance of our new smart-card and e-ID solutions in the commercial as well as government sectors, as demonstrated by the authorization of Vend-EZ by a Fortune 100 company, new orders for our customized e-Living contactless smart card systems and the growing number of First Responder pilot projects that we have deployed for state and local authorities in the U.S. With a superior suite of products and recognized implementation capabilities, we are ideally positioned to become a leading player in the cashless payment and e-ID space and we remain optimistic regarding our prospects for growth.”

Guidance

The Company expects total 2005 revenues of $8-8.5 million, with similar operating margins as recorded in 2004. In addition, the Company expects that its fourth quarter results will reflect the full financial benefit of the cost-cutting program implemented in Q2 2005.

Conference Call

The Company’s management will hold a teleconference call to discuss the results on Tuesday, November 29, 2005 at 11:00 a.m. EST (6:00 p.m. Israel Time).

To participate in the teleconference, please call one of the following numbers five minutes before 11:00 a.m. EST (6:00 p.m. Israel Time) and mention the ID code #2781583:

* US or Canada (toll free):	1-866-322-0747
* Israel (toll free):	1-809-315-341
* Other locations (not toll free):	1-706-758-0715

Replays of the teleconference will be available for a one-week period from 12:00 p.m. Eastern Time (7:00p.m. Israel Time) on November 29th until midnight (EST) on December 5th. To access, please call one of the following numbers, and use the ID code #2781583:

* US or Canada (toll free):	1-800-642-1687
* Other locations (not toll free):	1-706-645-9291

About SuperCom:

SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. For example, Mr. Schecter’s statements regarding our strategic reorganization plan and our statements as to guidance for 2005 are forward-looking statements. Forward-looking statements in this release also include statements about business and economic trends.

You should consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally,

All information in this release is as of November 28, 2005. Except for our ongoing obligation to disclose material information under the federal securities laws, the Company undertakes no duty to update any forward-looking statement to reflect subsequent events, actual results or changes in the Company's expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com

_______________

Financial Statements follow on the next page

FOR IMMEDIATE RELEASE
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2004	2005
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,894	$410
Short-term deposit	1,482	1,074
Trade receivables	1,463	1,195
Other accounts receivable and prepaid expenses	1,250	816
Inventories	2,165	2,397

Total current assets	9,254	5,892

LONG-TERM INVESTMENTS:
Long term trade receivables	247	185
Investment in an affiliate	275	275
Severance pay fund	428	459

Total long-term investments	950	919

PROPERTY AND EQUIPMENT, NET	3,641	3,182

OTHER ASSETS	93	71

TOTAL ASSETS	$13,938	$10,064

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	September 30,
	2004	2005
		Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$1,022	$782
Trade payables	1,135	626
Employees and payroll accruals	357	302
Accrued expenses and other liabilities	1,745	1,029

Total current liabilities	4,259	2,739

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	-	236
Accrued severance pay	564	584

Total long-term liabilities	564	820

Shareholders' equity	9,115	6,505

TOTAL LIABILITY AND SHAREHOLDERS’ EQUITY	$13,938	$10,064

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Nine months ended September 30,		Three months ended September 30,
	2004	2005	2004	2005
	Unaudited

Revenues	$3,891	$6,857	$1,407	$2,069
Cost of revenues	(2,361)	(3,568)	(797)	(1,106)

Gross profit	1,530	3,289	610	963

Operating expenses:
Research and development	(618)	(958)	(241)	(232)
Selling and marketing	(1,715)	(2,450)	(586)	(711)
General and administrative	(1,383)	(2,229)	(439)	(729)
Restructuring expenses	-	(496)	-	-
Litigation settlement expenses	-	(129)	-	(129)

Total operating expenses	(3,716)	(6,262)	(1,266)	(1,801)

Operating loss	(2,186)	(2,973)	(656)	(838)
Financial expenses, net	(117)	(6)	(40)	(12)
Other income (expenses), net	(20)	(6)	33	-

Net loss	$(2,323)	$(2,985)	$(663)	$(850)

Basic and diluted net loss per share	$(0.17)	$(0.16)	$(0.04)	$(0.05)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	13,738,139	18,291,012	15,194,476	18,351,393

* PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share data)

	Nine months ended September 30,		Three months ended September 30,
	2004	2005	2004	2005
	Unaudited
Revenues	$3,891	$6,857	$1,407	$2,069
Cost of revenues	(2,361)	(3,568)	(797)	(1,106)

Gross profit	1,530	3,289	610	963

Operating expenses:
Research and development	(618)	(958)	(241)	(232)
Selling and marketing	(1,715)	(2,450)	(586)	(711)
General and administrative	(1,383)	(2,229)	(439)	(729)

Total operating expenses	(3,716)	(5,637)	(1,266)	(1,672)

Operating loss	(2,186)	(2,348)	(656)	(709)
Financial expenses, net	(117)	(6)	(40)	(12)
Other income (expenses), net	(20)	(6)	33	-

Net loss	$(2,323)	$(2,360)	$(663)	$(721)

Basic and diluted net loss per share	$(0.17)	$(0.13)	$(0.04)	$(0.04)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	13,738,139	18,291,012	15,194,476	18,351,393

The Pro-Forma Consolidated Statements of Operations for the nine-month period ended September 30, 2005 exclude restructuring expenses and litigation settlement expenses totaling $496,000 and $129,000 respectively and for the three-month period ended September 30, 2005 exclude litigation settlement expenses totaling $129,000.

To supplement our condensed consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (GAAP), the Company is providing an additional measure of operating results excluding certain expenses. The above Pro-Forma information is for informational purposes only. The Company believes that this non-GAAP financial measure is useful to investors because of the, non-recurring nature of the expenses. It is not prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) and should not be considered as a substitute for our historical financial information prepared in accordance with GAAP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Nine months ended September 30,			Three months ended September 30,
	2004		2005	2004	2005
	Unaudited
Cash flows from operating activities:
Net loss	$(2,323)	$	(2,985)	$(663)	$(850)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	324		756	157	102
Accrued severance pay, net	14		(11)	8	(4)
Amortization of deferred stock compensation	7		43	2	5
Decrease (increase) in trade receivables	(177)		330	(246)	240
Decrease (increase) in other accounts receivable and prepaid expenses	(85)		434	114	69
Decrease (increase) in inventories	276		(232)	(54)	(38)
Decrease in trade payables	(271)		(509)	(219)	(152)
Increase (decrease) in employees and payroll accruals	32		(55)	(24)	(99)
Increase (decrease) in accrued expenses and other liabilities	253		(593)	415	(77)
Others	6		-	(1)	-

Net cash used in operating activities	(1,944)		(2,822)	(511)	(804)

Cash flows from investing activities:
Purchase of property and equipment	(425)		(275)	(140)	(22)
Short-term deposits matured	472		408	(370)	(4)
Proceeds from redemption of marketable debt securities	110		-	-	-

Net cash provided by (used in) investing activities	157		133	(510)	(26)

Cash flows from financing activities:
Short-term bank credit, net	(503)		(19)	52	(3)
Proceeds from long-term loan	400		500	-	-
Issuance expenses related to conversion of loan into shares	(1)		-	-	-
Proceed from private placement, net	2,766		-	1,991	-
Issuance of shares	9		-	9	-
Principle payment of long-term loan	(422)		(485)	(185)	(115)
Proceed from exercise of warrant and options, net	-		209	-	14

Net cash provided by (used in) financing activities	2,249		205	1,867	(104)

Increase (decrease) in cash and cash equivalents	462		(2,484)	846	(934)
Cash and cash equivalents at the beginning of the period	1,912		2,894	1,528	1,344

Cash and cash equivalents at the end of the period	$2,374		$410	$2,374	$410

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$93		$67	$24	$17
Supplemental disclosure of non-cash investing activities:
Transfer of inventory to property and equipment	$70		$-	$-	$-
Conversion of loan to ordinary shares	$25		$-	$-	$-
Other accounts receivable on issuance of shares	$50		$-	$50	$-
Accrued expenses related to issuance of shares	$307		$-	$307	$-